Sierchio Greco & Greco LLP 720 Fifth Avenue, Suite 1301 New York, New York 10019

Telephone: (212) 246-3030 Facsimile: (212) 246-2225	Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

August 31, 2005

VIA FACSIMILE AND FIRST CLASS MAIL

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Bovie Medical Corporation (“the Company”)
Amendment No. 6 to Registration Statement
on Form S-3 Filed September 2, 2005
File No. 333-120741

Ladies and Gentlemen:

We have received the Staff’s Letter of Comment dated August 30, 2005, to our Amendment No. 5 filed on August 25, 2005 and have prepared below our responses. Our numbered responses coincide with the numbered comments by the staff.

We have filed Amendment No. 6 to the Form S-3 solely to Amend and clarify the signature page.

1.
Mr. Peabody the former Chief Financial Officer, was an Executive Officer and not a director. His resignation was duly reported on Form 10QSB for the period ended June 30, 2005 filed with the SEC on August 16, 2005, at Item 5 - Other Information.

2.
Charles Peabody, former Vice President, Secretary and CFO resigned on August 12, 2005 due to a disagreement with management. The disagreement related to the accounting for outstanding invoices for professional services rendered in connection with the Form S-3 registration statement. Mr. Peabody was insisting on recording the outstanding invoice as a liability without recording the corresponding asset consisting of a contractual receivable for reimbursement from the selling shareholders. Bovie’s right to reimbursement of expenses was the subject of separate agreement between Bovie, the selling Shareholders and ACMI the former owner of the shares. The former owner ACMI agreed to pay $60,000 (which was paid) and the shareholders agreed to pay all expenses in excess thereof relating to the Form S-3. The outstanding invoice for professional services in question is in the amount of $55,000. The obligation for the selling shareholders to pay for the professional services was disclosed in the body of the prospectus.

Without any justification or basis Mr. Peabody assumed (without speaking to directors) that the debt would be forgiven by the Board of Directors and therefore the contract receivable should not be recorded as an asset. Thereafter, he took the position that he would recommend to Management and the Board that it not enforce the Company’s contractual rights because the Registration Statement has taken so long and was too costly. Management categorically disagreed. On the eve of the filing of the Form 10QSB, Management, seeing no amicable resolution of the matter, accepted Mr. Peabody’s resignation.

3.
We have amended the signature page to reflect that Mr. Makrides has signed the Registration Statement as the CEO, Principal Financial Officer and Principal Accounting Officer. We have also clarified that Mr. Peabody was an Executive Officer but not a director.

Reference is made to recent update on our response to comment 1 in our letter of August 25, 2005. This will confirm that upon consultation with the relevant division of the Company, Bovie does not sell either directly or indirectly through our distributors or sub-distributors, to entities in Syria, Sudan, Iran or Libya.
If we can be of further assistance please do not hesitate to contact this office.

Very Truly Yours,

SIERCHIO GRECO & GRECO, LLP

By:/s/Alfred V. Greco
Alfred V. Greco, Esq.